CYPLASIN BIOMEDICAL LTD.
Anti-Viral Therapies and Vaccines Against Hepatitis C Virus

February 6, 2011

Dear Ms. Crotty

This letter is in response to your letter of January 25, 2011. Our responses are numbered in a manner that corresponds with your comments as set out in your letter.

General

As of January 31, 2010 there was only one director which was Mr. Garth Likes. As of February 1, 2010 Dr. Joseph Sinkule joined as a board member of Cyplasin Biomedical Ltd. Thus I believe the confusion came about when the January 31, 2010 was being filed in late April/early May we had in mind of the board being plural and did not catch any previous inconsistencies to this fact. We will make sure in all subsequent filings that the accuracy and consistently of the nature of the board and any of its sub committees are reflected accordingly.

2. All of the requested exhibits as listed below have been filed as 8K's:

- IP Asset Transfer Agreement with Bioxen Ltd. entered into August 1, 2009;

-License Agreement with Virionics Corporation entered into July 1, 2009;

- Asset Assignment agreement with Virionics Corporation entered into December 29, 2009;

-Letter of Agreement with Minapharm Pharmaceuticals SAE entered into May 17, 2010; and

- Securities Purchase Agreement with Tangiers Investors, LP entered into July 27, 2010.

3. Intellectual Property,

3. In our next Form 10-K we will file the following information which identifies the patents licensed from the Unites States Public Health Service, through a license acquired by the company from Virionics in December 2009, as the company's material patents. All patents will expire 20 years from date of issue.

Suite 131 Advanced Technology Center	phone 780.990.4539
9650-20th avenue, Edmonton	fax 780.669.3971
Alberta Canada	email: glikes@c-pharma.net
T6N 1G1	www.c-pharma.net

CYPLASIN BIOMEDICAL LTD.
Anti-Viral Therapies and Vaccines Against Hepatitis C Virus

Patent(s) or Patent Application(s):
entitled "Synthesis and Purification of Hepatitis C Virus-Like particles" (PHS Ref. E-009-1997/0).

Serial
Number	Country	Filing Date	Issue Date	Status	Patent Number
09/296,441	U.S.A.	04/21/1999	05/14/2002	Issued	6,387,662
23479/97	Australia	03/25/1997	01/03/2002	Issued	738585
9791652.6	EPO	03/25/1997		Pending
10-522521	Japan	03/25/1997		Pending
2269097	Canada	03/25/1997		Pending

4. Compliance with Section 16(a) of the Securities Exchange Act of 1934, page 31

Please note the typo should read as January 31, 2010 and NOT as January 31, 2009

Item 11. Executive Compensation, page 32

As at January 31, 2010, the following options were outstanding:

- 4,000 of the 22,250 options issued in May 2007
- 100,000 of the 500,000 options issued in January 2010 (as attached) for which SBC expense of $13,601 was recorded. As per your observations, this should have been included as part of the executive compensation.

With respect to your last noted item please see the accompanying letter

Thank you.

Sincerely,

Garth Likes President

Suite 131 Advanced Technology Center	phone 780.990.4539
9650-20th avenue, Edmonton	fax 780.669.3971
Alberta Canada	email: glikes@c-pharma.net
T6N 1G1	www.c-pharma.net